Exhibit 12.1

The Navigators Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2014	2013	2012	2011	2010
Income before income taxes	$140,536	$92,273	$91,736	$32,734	$98,829
Add:
Portion of rents representative of the interest factor	4,407	3,817	3,515	3,476	3,093
Letter of credit charges	2,351	1,985	2,707	2,388	2,645
Interest expense	15,413	10,507	8,198	8,188	8,178
Call premium on Senior Notes	—	17,895	—	—	—
Amortization of discount and other bank fees	176	159	148	138	128

Income as adjusted	$162,883	$126,636	$106,304	$46,924	$112,873

Fixed charges:
Portion of rents representative of the interest factor	$4,407	$3,817	$3,515	$3,476	$3,093
Interest expense	15,413	10,507	8,198	8,188	8,178
Call premium on Senior Notes	—	17,895	—	—	—
Letter of credit charges	2,351	1,985	2,707	2,388	2,645
Amortization of discount and other bank fees	176	159	148	138	128

Total	$22,347	$34,363	$14,568	$14,190	$14,044

Ratio of earnings to fixed charges	7.29	3.69	7.30	3.31	8.04